UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C



OMS APPROVAL
OMS Number: 	3235-0236
Expires: 	June 30, 2009
Estimated average burden
Hours per response 1.00








NOTIFICATION OF WITHDRAWAL OF ELECTION TO
BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54 (c) OF THE
INVESTMENT COMPANY ACT OF 1940

    The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54( c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Name:   Winsted Holdings, Inc.
Address of Principal Business Office:  c/o: Appletree Capital Ltd.,
One Northfield Plaza, Suite 300, Northfield, IL 60093
Telephone Number (including area code)':   (847) 441-1822
File Number under the Securities Exchange Act of 1934:  000-32333
    In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:
Other. Explain the circumstances surrounding the withdrawal of election.

The Company has The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities.
On October 17, 2007 the Company?s Board and management approved the withdrawal as a BDC. No shareholders? meeting was required. The Company will engage in advising distressed private companies in turnaround situations.
Specifically, the Company will identify small private companies (the "Clients") and assist them with managerial, accounting and financial advice and help them refinance or raise necessary capital by introducing them to potential investors and lenders. As compensation for these services, the Company proposes to receive revenue to sustain operations and may receive shares of the Client, which will then be registered by the Client in its initial public offering.

In addition, the Company may acquire business entities by an exchange in shares. There can be no assurance that a merger, if any, will take place.
The Company may also act as a holding company structure for operating businesses.












SIGNATURE
Form of signature:
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to
	be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Northfield and the State of Illinois, and this day of October 17, 2007.





[SEAL]



Signatu
re
__Winst
ed
Holding
s,
Inc.___
_______


_By: _
Fran
cis
Manz
o
Franc
is P.
Manz
o III,
Presid
ent



	Francis Manzo


	Attest: 	_
Francis P. Manzo III, Secretary


INSTRUCTIONS FOR FORM N-54C








     Read instructions carefully before preparing this notification. It may be returned as not acceptable for filing unless it is prepared, executed, and filed substantially in accordance with these instructions. This form is not to be used as a blank form to be filled in, but only as a guide for the preparation of a notification of withdrawal. The form should be filed on paper 8 1/2 X 11 inches in size.
(a) This form shall be used pursuant to section 54(c) of the Act to notify the Commission of the company's withdrawal of its notification of election to be subject to sections 55 through 65 of the Act. Such withdrawal will be effective immediately upon receipt by the Commission.
 Companies filing this notification should be aware that it is only a withdrawal from the regulatory system applicable to business development companies, described in sections 55 through 65 of the Act. A company which files this notification may be subject to sections 1 through 53 of the
 Act unless it qualifies for another exemption from those sections.
(b) Signature.
An original and three copies of the notification of withdrawal of election shall be filed. The three copies may have facsimile or typed signatures. If the company is a business development company having a board of directors, the original notification of withdrawal of election shall be signed on behalf of the company by a director, officer, or trustee. If the company is a partnership, the original notice shall be signed by a general partner.
(c) Filing.
The notification of withdrawal of election and all inquiries and communication with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.
(d) Fee.
There is no fee charged for filing the notification of withdrawal of election.
(e) Incorporation by Reference.
A company may incorporate by reference any information previously filed in a current report on Form 8-K under the Securities Exchange Act of 1934 by so stating and giving the date on which the Form 8-K was filed.
SEC's Collection of information
An agency may not conduct or sponsor, and a person is
 not required to respond to,
a collection of information unless it displays a currently
valid control number.
Section 54( c) of the Investment Company Act of 1940
("1940 Act") provides that
companies, which have notified the Commission of their
election to be regulated as
business development companies under the 1940 Act, may
 withdraw their election
by filing a notice of withdrawal of election with the
 Commission. Section 54(c) also
authorizes the Commission to prescribe a form for
 purposes of this notice of
withdrawal of election. Pursuant to that authority, the Commission adopted Form N-54C,
the filing of which is mandatory by companies that wish to withdraw their election to
be regulated as business development companies under the 1940
Act. The
Commission adopted Form N-54C to provide a uniform
notification system of
 withdrawals of election. The information collected on
Form N-54C is publicly
available. Any member of the public may direct to the
 Commission any comments
concerning the accuracy of the burden estimate of this
Form and any suggestions for
reducing the burden of the Form. This collection of
 information has been
reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ? 3507.
2